March 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: William H. Thompson, Accounting Branch Chief

Re: Fairway Group Holdings Corp.

Ladies and Gentlemen:

Reference is made to the letter of the staff of the U.S. Securities and Exchange Commission (the “Commission”) dated March 13, 2014 (the “Staff Letter”). In accordance with a conversation between Roy L. Goldman of Norton Rose Fulbright LLP, our counsel, and Ms. Yolanda Guobadia, Staff Accountant, we are writing to advise you that Fairway Group Holdings Corp. will file with the Commission its response to the Staff Letter no later than April 10, 2014.

Should you have any question, please feel free to call me at (646) 616-8258 or Roy L. Goldman at (212) 318-3219.

Very truly yours,

/s/ Edward C. Arditte
Edward C. Arditte
Co-President and Chief Financial Officer

cc:	Yolanda Guobadia
Donna Di Silvio
Dean Brazier
Lilyanna Peyser

FAIRWAY GROUP CENTRAL SERVICES

2284 12th Avenue, New York, NY 10027	Tel: 646.616.8000	Fax: 212.939.0550	www.fairwaymarket.com